PAREXEL International 195 West Street Waltham, Massachusetts 02451 781 487 9900
November 18, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2010 File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comments contained in the staff’s letter dated October 14, 2010 addressed to me. Page numbers in the comments refer to the pages of the Company’s Form 10-K for the fiscal year ended June 30, 2010.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Revenue Recognition, page 32
Your disclosure states that critical management estimates may be involved in the determination of “stand-alone value” and that changes could affect the amount and timing of revenue recognition. Please disclose the amount of change in estimate recorded in each period presented. Please revise your disclosure to clarify how you determine the objective evidence for each service deliverable and the critical estimates that are involved. Clarify whether you use vendor specific objective evidence or entity specific objective evidence and whether the deliverables are regularly sold on a standalone basis. Refer to ASC 605-25-30 and ASC 985-605. Also clarify whether the same methodology is used for each type of service sold.
In order to accurately and fully respond to the comment above, we have segregated the individual questions and requests below.

Responses:
Your disclosure states that critical management estimates may be involved in the determination of “stand-alone value” and that changes could affect the amount and timing of revenue recognition. Please disclose the amount of change in estimate recorded in each period presented.
With respect to the periods presented in our June 30, 2010 Annual Report on Form 10-K, there were no changes in estimates involved in the determination of standalone value. We revised our disclosure for the Quarterly Report on Form 10-Q for the period ended September 30, 2010, which was filed with the SEC on November 9, 2010 (excerpt provided below), to exclude “stand-alone value” as a critical management estimate because there are no significant estimates that are used by management in determining if standalone value exists.
Please revise your disclosure to clarify how you determine the objective evidence for each service deliverable and the critical estimates that are involved. Clarify whether you use vendor specific objective evidence or entity specific objective evidence and whether the deliverables are regularly sold on a standalone basis. Refer to ASC 605-25-30 and ASC 985-605. Also clarify whether the same methodology is used for each type of service sold.
We revised our revenue recognition critical accounting estimate disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2010, which was filed with the SEC on November 10, 2010. For your reference, the disclosure excerpt follows with the relevant changes, as compared to our Fiscal 2010 Form 10-K (not including the adoption of ASU 2009-13), in bold and underlined text:
We derive revenue from the delivery of service or software solutions to clients in the worldwide pharmaceutical, biotechnology, and medical device industries. In general, we recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the client; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the client is fixed or determinable. Revenue recognition treatment of each business segment is described below.

CRS and PAREXEL Consulting and MedCom Services (PCMS) Service Revenues

Service revenues in our CRS and PCMS businesses are derived principally from fee-for-service or fixed-price executory contracts, which typically involve competitive bid awards and multi-year terms. Client billing schedules and payment arrangements are prescribed under negotiated contract terms. Contract provisions do not provide for rights of return or refund, but normally include rights of cancellation with notice, in which case services delivered through the cancellation date are due and payable by the client, including certain costs to conclude the trial or study.

Revenue from fee-for-service contracts generally is recognized as units of output are delivered. Revenue on fixed-price contracts is measured by applying a proportional performance model using output units, such as site or investigator recruitment, patient enrollment, data management, or other deliverables common, for example, to our Phase

II-III/PACE business. Performance-based output units are pre-defined in contracts and revenue is recognized based upon actual units of completion. Revenue related to changes in contract scope, which are subject to client agreement and approval, is recognized when realization is assured and amounts are reasonably determinable.
Our client arrangements generally involve multiple service deliverables, where bundled service deliverables are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-25, “Multiple-Element Arrangements.” We determined that each of our service deliverables has standalone value. We adopted Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements,” on July 1, 2010 for new or materially modified contracts entered into after that date, which did not have a material impact on our financial statements, nor do we expect the adoption of this guidance to have a material effect on our financial statements in future periods. ASU 2009-13 requires the allocation of contract (arrangement) value based on the relative selling price of the various separate units of accounting in the arrangement. The guidance in ASU 2009-13 requires a hierarchy of evidence be followed when determining if evidence of the selling price of an item exists such that the best evidence of selling price of a unit of accounting is vendor-specific objective evidence (VSOE), or the price charged when a deliverable is sold separately. When VSOE is not available to determine selling price, relevant third-party evidence (TPE) of selling price should be used, if available. Lastly, when neither VSOE nor TPE of selling price for similar deliverables exists, management must use its best estimate of selling price considering all relevant information that is available without undue cost and effort.

We generally are not able to establish VSOE as our deliverables are seldom sold separately. Consistent with our practice prior to the adoption of ASU 2009-13, we have established TPE of selling price for each of our arrangement deliverables based on the price we charge for equivalent services when sold to other similar customers as well as our knowledge of market-pricing from the competitive bidding process for customer contracts offering similar services to comparably situated customers. Consequently, we allocate arrangement consideration at the inception of the arrangement using the relative selling prices of the deliverables within the contract based on TPE. Consistent with our accounting prior to the adoption of ASU 2009-13, we recognize revenues for the separate elements of our contracts upon delivery of actual units of output and when all other revenue recognition criteria are met.

We plan to analyze the selling prices used in our allocation of arrangement consideration at least annually. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in its selling prices.

Perceptive Service Revenue

Within Perceptive’s Clinphone Randomization and Trial Supply Management (RTSM) business, we offer selected software solutions through a hosted application delivered through a standard web-browser. We recognize revenue from application hosting services in accordance with ASC 985-605, “Revenue Recognition in the Software Industry” and ASC 605-25, “Multiple-Element Arrangements” as our customers do not have the right to take possession of the software. Revenue resulting from these hosting services consists of three stages: set-up (client specification and workflow), hosting and support services, and closeout reporting.
We recognize revenue from all stages of a project ratably over the hosting period, including customary and expected extensions. Fees charged and costs incurred in the set-up stage are deferred until the start of the hosting period and are amortized and recognized ratably over the estimated hosting period. Deferred costs include incremental direct costs and certain indirect costs associated with the trial and application setup. These costs include salary and benefits associated with direct labor costs incurred during trial setup, as well as third-party subcontract fees and other contract labor costs. In the event of a contract cancellation by a client, all deferred revenue is recognized and all deferred setup costs are expensed. To the extent that termination-related fees are payable under the contract, such fees are recognized in the period of termination.

Critical management estimates may be involved in the determination of “hosting period,” and other revenue elements. Changes to these elements could affect the amount and timing of revenue recognition.
In consideration of the staff’s comment, we expanded our Form 10-Q disclosures for the period ended September 30, 2010 as outlined above. We would respectfully submit that these changes are not significant enough to warrant amending our previously filed Fiscal 2010 Form 10-K.
*******
In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-434-4158, james.winschel@parexel.com, or Douglas Batt of PAREXEL at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,
/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

CC:	Securities and Exchange Commission:
Vanessa Robertson, Staff Accountant
Mary Mast, Senior Staff Accountant
Jim B. Rosenberg, Senior Assistant Chief Accountant

PAREXEL International Corporation:
Josef H. von Rickenbach, Chairman and Chief Executive Officer
Douglas A. Batt, Senior Vice President and General Counsel
W. Brett Davis, Vice President and Associate General Counsel